UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JARDEN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

471109108

(CUSIP Number of Common Stock)

Martin E. Franklin

Executive Chairman

Jarden Corporation

555 Theodore Fremd Avenue

Rye, New York 10580

(914) 967-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas

New York, New York 10019

(212) 541-6222

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee**
$500,000,000	$57,300.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $500 million in aggregate of up to 15,151,515 shares of common stock, $0.01 par value, at the maximum tender offer price of $33.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Jarden Corporation, a Delaware corporation (“Jarden” or the “Company”), to purchase up to $500 million in value of shares of its common stock, $0.01 par value per share (the “Shares”), as is properly tendered and not properly withdrawn, at a price not greater than $33.00 or less than $30.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2012 (the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is Jarden Corporation, a Delaware corporation. The address of its principal executive office is 555 Theodore Fremd Avenue, Rye, New York 10580 and its telephone number is (914) 967-9400. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person is Jarden Corporation, a Delaware corporation. The address of its principal executive office is 555 Theodore Fremd Avenue, Rye, NY 10580 and its telephone number is (914) 967-1400. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 14 (“Certain United States Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities: The information set forth in Section 12 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Financial Information: The information set forth in Section 11 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11(“Certain Financial Information”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated January 26, 2012.

(a)(1)(ii)	Forms of Letters of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated January 26, 2012.

(a)(5)(ii)	Press Release, dated January 24, 2012 (filed as Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C, filed on January 24, 2012, and incorporated herein by reference).

(b)(1)	Credit Agreement, dated as of March 31, 2011, among Jarden Corporation, as the US borrower, Jarden Lux Holdings S.à r.l., Jarden Lux S.à r.l. and Jarden Lux Finco S.à r.l., collectively as the Luxembourg Borrower, the several lenders and letter of credit issuers from time to time party thereto, and Barclays Bank PLC, as administrative agent and collateral agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 6, 2011, and incorporated herein by reference).

(b)(2)	Pledge and Security Agreement, dated as of March 31, 2011, among Jarden Corporation, as a grantor, each other grantors signatory thereto and Barclays Bank PLC, as administrative agent (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on April 6, 2011, and incorporated herein by reference).

(b)(3)	Guaranty, dated as of March 31, 2011, of Jarden Corporation and the several subsidiary guarantors signatory thereto (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on April 6, 2011, and incorporated herein by reference).

(d)(1)	Alltrista Corporation 1998 Long Term Equity Incentive Plan, as amended and restated (filed as Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed on October 17, 2002, and incorporated herein by reference).

(d)(2)	Alltrista Corporation 2001 Stock Option Plan (filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed on November 14, 2001, and incorporated herein by reference).

(d)(3)	Amendment No. 1 to the Alltrista Corporation 2001 Stock Option Plan (filed as Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed on October 17, 2002, and incorporated herein by reference).

(d)(4)	Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (incorporated by reference from Annex C to the Company’s 2005 Definitive Proxy Statement with respect to the Company’s 2005 Annual Meeting of Stockholders, as filed on May 9, 2005).

(d)(5)	Amendment No. 1 to the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 19, 2007, and incorporated herein by reference).

(d)(6)	Jarden Corporation 2009 Stock Incentive Plan (incorporated by reference from Annex A to the Company’s 2009 Definitive Proxy Statement with respect to the Company’s 2009 Annual Meeting of Stockholders, as filed on April 9, 2009).

(d)(7)	Jarden Corporation 2003 Employee Stock Purchase Plan (incorporated by reference from Annex C to the Company’s 2003 Definitive Proxy Statement with respect to the Company’s 2003 Annual Meeting of Stockholders, as filed on March 28, 2003).

(d)(8)	Amendment No. 1 to the Jarden Corporation 2003 Employee Stock Purchase Plan (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on April 13, 2005, and incorporated herein by reference).

(d)(9)	Amendment No. 2 to the Jarden Corporation 2003 Employee Stock Purchase Plan (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on May 5, 2005, and incorporated herein by reference).

(d)(10)	Jarden Corporation 2010 Employee Stock Purchase Plan (incorporated by reference from Annex A to the Company’s 2010 Definitive Proxy Statement with respect to the Company’s 2010 Annual Meeting of Stockholders, as filed on April 9, 2010, and incorporated herein by reference).

(d)(11)	Fourth Amended and Restated Employment Agreement, dated as of January 5, 2011, between the Company and Martin E. Franklin (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 7, 2011, and incorporated herein by reference).

(d)(12)	Fourth Amended and Restated Employment Agreement, dated as of January 5, 2011, between the Company and Ian G.H. Ashken (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 7, 2011, and incorporated herein by reference).

(d)(13)	Third Amended and Restated Employment Agreement between the Company and James E. Lillie, dated as of January 5, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on January 7, 2011, and incorporated herein by reference).

(d)(14)	Amended and Restated Employment Agreement between the Company and J. David Tolbert, dated January 9, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 13, 2009, and incorporated herein by reference).

(d)(15)	Employment Agreement between the Company and John E. Capps, dated as of May 24, 2007 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on May 25, 2007, and incorporated herein by reference).

(d)(16)	Employment Agreement between the Company and Richard T. Sansone, dated as of May 24, 2007 (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on May 25, 2007, and incorporated herein by reference).

(d)(17)	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and Martin E. Franklin (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 8, 2007, and incorporated herein by reference).

(d)(18)	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and Ian G.H. Ashken (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on November 8, 2007, and incorporated herein by reference).

(d)(19)	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and James E. Lillie (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on November 8, 2007, and incorporated herein by reference).

(d)(20)	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and J. David Tolbert (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on November 8, 2007, and incorporated herein by reference).

(d)(21)	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and John E. Capps (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on November 8, 2007, and incorporated herein by reference).

(d)(22)	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and Richard T. Sansone (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on November 8, 2007, and incorporated herein by reference).

(d)(23)	Restricted Stock Award Agreement, dated as of May 24, 2007, between the Company and Martin E. Franklin (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on May 25, 2007, and incorporated herein by reference).

(d)(24)	Restricted Stock Award Agreement, dated as of May 24, 2007, between the Company and Ian G.H. Ashken (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on May 25, 2007, and incorporated herein by reference).

(d)(25)	Restricted Stock Award Agreement, dated as of May 24, 2007, between the Company and James E. Lillie (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on May 25, 2007, and incorporated herein by reference).

(d)(26)	Restricted Stock Agreement, dated December 15, 2009, between the Company and Martin E. Franklin (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on December 18, 2009, and incorporated herein by reference).

(d)(27)	Restricted Stock Agreement, dated December 15, 2009, between the Company and Ian G.H. Ashken (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on December 18, 2009, and incorporated herein by reference).

(d)(28)	Restricted Stock Agreement, dated December 15, 2009, between the Company and James E. Lillie (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on December 18, 2009, and incorporated herein by reference).

(d)(29)	Restricted Stock Agreement, dated January 5, 2010, between the Company and Martin E. Franklin (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on January 8, 2010, and incorporated herein by reference).

(d)(30)	Restricted Stock Agreement, dated January 5, 2010, between the Company and Ian G.H. Ashken (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on January 8, 2010, and incorporated herein by reference).

(d)(31)	Restricted Stock Agreement, dated January 5, 2010, between the Company and James E. Lillie (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on January 8, 2010, and incorporated herein by reference).

(d)(32)	Restricted Stock Agreement, dated January 5, 2011, between the Company and Martin E. Franklin (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on January 7, 2011, and incorporated herein by reference).

(d)(33)	Restricted Stock Agreement, dated January 5, 2011, between the Company and Ian G.H. Ashken (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on January 7, 2011, and incorporated herein by reference).

(d)(34)	Restricted Stock Agreement, dated January 5, 2011, between the Company and James E. Lillie (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on January 7, 2011, and incorporated herein by reference).

(d)(35)	Restricted Stock Agreement, dated January 3, 2012, between the Company and Martin E. Franklin (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 6, 2012, and incorporated herein by reference).

(d)(36)	Restricted Stock Agreement, dated January 3, 2012, between the Company and Ian G.H. Ashken (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 6, 2012, and incorporated herein by reference).

(d)(37)	Restricted Stock Agreement, dated January 3, 2012, between the Company and James E. Lillie (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on January 6, 2012, and incorporated herein by reference).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

JARDEN CORPORATION

By:	/s/ Ian G.H. Ashken
Name:	Ian G.H. Ashken
Title:	Vice Chairman and Chief Financial Officer

Dated: January 26, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(1)(i)	Offer to Purchase, dated January 26, 2012.

(a)(1)(ii)	Forms of Letters of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release, dated January 26, 2012.